1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 21, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/10/15	The Company will hold conference call for the third quarter 2024 results
99.2	Announcement on 2024/10/18	Acquisition of 10-Year Unsecured Cumulative Subordinated Corporate Bond of Fubon Life Insurance Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2024
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company will hold conference call for the third quarter 2024 results

Date of events: 2024/11/06

Content:

1.
Date of institutional investor conference: 2024/11/06
2.
Time of institutional investor conference: 16:00
3.
Location of institutional investor conference: Teleconference
4.
Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 15:30 on November 6, 2024 Taipei time for the brief information and presentation of the investor conference.

5.
Any other matters that need to be specified: Teleconference will be held during 16:00-17:00 Taipei time.

EXHIBIT 99.2

Acquisition of 10-Year Unsecured Cumulative Subordinated Corporate Bond of Fubon Life Insurance Co., Ltd.

Date of events: 2024/10/18

Content:

1.
Name of the securities: Fubon Life Insurance Co., Ltd. 2nd issue of Unsecured Cumulative Subordinated Corporate Bonds A in 2024
2.
Trading date: 2024/10/18
3.
Amount, unit price, and total monetary amount of the transaction:

2,000 units, NT$1,000,000, NT$2,000,000,000.

4.
Gain (or loss) through disposal (not applicable in case of acquisition of securities): N/A
5.
Relationship with the underlying company of the trade: None
6.
Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

2,000 units, NT$2,000,000,000, N/A, None.

7.
Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present: 5%, 6%, NT$18,313,884,000.
8.
Concrete purpose of the acquisition or disposal: Long-term investment
9.
Any dissenting opinions of directors to the present transaction: N/A
10.
Whether the counterparty of the current transaction is a related party: Not a related party
11.
Trading counterparty and its relationship with the Company: N/A
12.
Date of the board of directors resolution: N/A
13.
Date of ratification by supervisors or approval by the audit committee: N/A
14.
Any other matters that need to be specified: None.